Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 3,044,396 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

RESOLUTIONS SUBMITTED TO THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 22, 2012

WITHIN THE COMPETENCE OF THE ORDINARY
GENERAL SHAREHOLDERS’ MEETING

1.	Approval of Statutory Accounts for year ended December 31, 2011.

2.	Allocation of results.

3.	Renewal of Mrs Catherine Bréchignac as Director.

4.	Renewal of Mr. Guillaume Cerutti as Director.

5.	Renewal of Mr. Francis JT Fildes as Director.

6.	Renewal of Ambassador Craig Stapleton as Director.

7.	Renewal of Mr. Elie Vannier as Director.

8.	Renewal of Mr. Stephen H. Willard as Director.

9.	Appointment of Mr. Michael S. Anderson as Director.

10.	Determination of the annual amount of Directors’ attendance fees.

11.	Approval of agreements referred to in article L. 225-38 et seq. of the “Code de commerce”.

WITHIN THE COMPETENCE OF THE EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

12.	Authorization to be granted to the Board of Directors to allocate one million (1,000,000) stock options and taking note of the resulting capital increases.

13.	Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.

14.	Modification of terms and conditions for exercise of warrants issued in 2009.

15.	Modification of terms and conditions for exercise of warrants issued in 2010.

16.	Modification of terms and conditions for exercise of warrants issued in 2011.

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17.	Issuance of a total of two million two hundred thousand (2,200,000) stock warrants (“bons de souscriptions d’actions” or “BSAs”) to Eclat Holdings, LLC; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

18.	Issuance of a total of one million one hundred thousand (1,100,000) stock warrants (“bons de souscriptions d’actions” or “BSAs”) to Eclat Holdings, LLC; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

19.	Authorization to be granted to the Board of Directors for increasing the share capital through issuances of shares reserved for the members of a company saving plan established pursuant to Articles L.3332-18 et seq. of the Labour Code.

20.	Powers for formalities.

- RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY
GENERAL SHAREHOLDERS’ MEETING –

FIRST RESOLUTION

Approval of Statutory Accounts for year ended December 31, 2011

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having taken cognizance of the financial statements for the fiscal year ended on December 31, 2011, and having heard a reading of the Board of Directors’ management report and of the general report of the Statutory Auditor pertaining to said fiscal year,

Approves, in their entirety, the above referenced financial statements as they have been presented to it, as well as the transactions recorded in such financial statements and reports, which show a loss in the amount of (6,647,651) €.

Accordingly, the General Shareholders' Meeting grants the Directors full discharge from their duties relative to such fiscal year.

Furthermore and in accordance with Section “223 quater” of the General Tax Code, the General Shareholders' Meeting acknowledges that non tax-deductible expenses or charges as set forth at Section 39-4 of the General Tax Code were incurred for a total of 32,679.00 € during the fiscal year ended December 31, 2011 corresponding to excess redemption.

SECOND RESOLUTION

Allocation of results

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors’ management report,

Decides to allocate the loss for the financial year ended on December 31, 2011, amounting to (6,647,651.00) €, to the carry forward account, which will then amount to (109,761,036) €.

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It is recalled, pursuant to article “243 bis” of the French General Tax Code, that no dividend was distributed for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009.

THIRD RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Mrs. Catherine Bréchignac expires at the end of this meeting,

Decides to renew her office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Catherine Bréchignac has declared that she has complied with all the conditions required by applicable laws and regulations in order to hold such office.

Fourth RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Mr. Guillaume Cerutti expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Guillaume Cerutti has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

Fifth resolution

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Francis J.T. Fildes expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Francis J.T. Fildes has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

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SIXth resolution

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Ambassador Craig Stapleton expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Ambassador Craig Stapleton has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

SEVENTH resolution

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Elie Vannier expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Elie Vannier has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

EIGHTH RESOLUTION

Renewal of a Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report, acknowledging that the term of the Director’s office of Stephen H. Willard expires at the end of this meeting,

Decides to renew his office for one (1) year, to expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Stephen H. Willard has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

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The General Shareholders meeting acknowledges that the term of the Director’s office of Mr. Lodewijk J.R. De Vink and Mr. John L. Vogelstein expires at the end of this meeting and takes advantage of the present meeting to thank them for their work as director and respectively, Mr. De Vink, as Chairman of the Compensation Committee, and Mr. Vogelstein, as Chairman of the Nominating Committee.

NINTH RESOLUTION

Appointment of a new Director

The General Shareholders' Meeting, voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Decides to appoint Mr. Michael S. Anderson as Director of the Company for one (1) year that will expire at the end of the General Shareholders’ Meeting called on to approve the financial statements for the fiscal year ending December 31, 2012.

Michael S. Anderson has declared that he has complied with all the conditions required by applicable laws and regulations in order to hold such office.

TENTH RESOLUTION

Determination of the annual amount of Directors’ attendance fees (jetons de presence)

The General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of the Board of Directors' management report,

Decides to allocate to the Board of Directors, under condition of adoption of resolution three to eight, a maximum aggregate amount two thousand twenty five hundred Euros (225,000€) as annual attendance fees for the fiscal year ending December 31, 2012.

The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees.

ELEVENTH RESOLUTION

Approval of agreements referred to in article L. 225-38 et seq. of the French Commercial Code

The General Shareholders’ Meeting voting under the quorum and majority conditions for ordinary general meetings,

After having heard a reading of statutory auditor’s special report regarding the agreements referred to in article L. 225-38 et seq. Of the French Commercial Code,

Approves the agreements entered into or previously authorized and which remained into force during the fiscal year ended December 31, 2011, together with the transactions mentioned therein.

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- RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING -

TWELfth RESOLUTION

Authorization to be granted to the Board of Directors to allocate one million (1,000,000) stock options and taking note of the resulting capital increases.

The General Shareholders’ Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After having heard a reading of the report of the Board of Directors and of the special report of the Statutory Auditor,

In accordance with Articles L. 225-177 et seq. Of the French Commercial Code,

1.	Decides to authorize the Board of Directors for a term of thirty eight months, to grant in one or several times, for the benefit of employees of the Company or of some of them, as well as for the benefit of executive officers, as referred to in Article L. 225-185 paragraph 4 of the French Commercial Code, a maximum number of one million (1,000,000) options giving right to the subscription for shares of the Company to be issued as capital increase of the Company.

2.	Decides that each option shall entitle to the subscription for one share of the Company and that the subscription price of each share by the beneficiaries of the options, which shall be determined by the Board of Directors on the date when such options are granted by the Board, will be the closing market price for the share, in the form of ADS, on the NASDAQ Global Market, on the day preceding the date of the meeting of the Board of Directors, provided that such price shall not be less than 80% of the average of the closing market price for the share on the NASDAQ Global Market, in the form of ADS, during the last twenty trading days preceding the meeting. In this case, the price for the share shall be equal or superior to 80% of the average of the closing market price for the share on the NASDAQ Global Market, in the form of ADS, during the last twenty trading days preceding the meeting. The price of the shares, thus determined by the Board of Directors, may not subsequently be modified during the option period. However, in accordance with Article L. 225-181 paragraph 2 of the French Commercial Code, when the Company conducts a share capital redemption or a share capital reduction, a change in the profit distribution, a free allocation of shares, an incorporation of reserve, profit, share premium to the share capital, a distribution of reserves or any issue of shares or of securities giving right to the allocation of shares with a preferential right to subscribe shares reserved to the shareholders, the Company shall take all necessary measures to protect the interests of the options beneficiaries pursuant to article L. 228-99 of the French Commercial Code.

3.	Decides that the options shall be exercised within a maximum ten-year term as from the date they were granted by the Board of Directors.

4.	Decides to authorize the Board of Directors and to grant it all powers in order to:

(i)	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of applicable laws and regulations, and, within such framework, if it considers it appropriate, set the obligation for each beneficiary to be an employee of the Company and/or of the companies referred to in Article L. 225-180-I of the French Commercial Code, and/or to be an officer of the Company within the meaning of Article L. 225-185 paragraph 4 of the French Commercial Code, at the time of the exercise of the options;

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(ii)	set, if it considers it appropriate, a period of untransferability of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

(iii)	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

(iv)	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

5.	Decides to authorize the Board of Directors and to grant it all powers for the purpose of issuing a maximum of 1,000,000 shares with an approximate nominal value of 0.12196 €, and accordingly, increasing the share capital in a maximum nominal amount of 121,960.00 €.

6.	Acknowledges that, in accordance with Article L. 225-178 paragraph 1 of the French Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of options beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the exercise of options.

7.	Decides accordingly to authorize the Board and to grant it all powers in order to:

(i)	Receive the subscriptions and related payments,

(ii)	Deposit the funds in a bank account in accordance with the law,

(iii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L. 225-178 paragraph 3 of the French Commercial Code, to amend the by-laws accordingly and, more generally,

(iv)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

THIRTEENTH RESOLUTION

Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) shares at no cost (“free shares”) and establishment of the subsequent capital increases.

The General Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After hearing the reading of the report by the Board of Directors and the audit report by the Statutory Auditors,

In application of Articles L. 225-197-1 et seq. Of the French Commercial Code:

1.	Authorizes the Board of Directors to proceed, in one or several times, with the free allocation of the Company’s shares, existing or to be issued, for the benefit of the employees of the Company or the companies and the economic interest groupings which are linked to it pursuant to the conditions stipulated in Article L. 225-197-2 of the French Commercial Code or for the benefit of the company managers referred to in Article L. 225-197-1, II of the French Commercial Code;

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2.	Decides that the Board of Directors shall determine the identity of the beneficiaries, who can be employees or certain categories thereof of both the company and the companies which are affiliates, pursuant to the conditions of Article L 225-197-2 of the French Commercial Code and/or the company managers who meet the conditions of Article L 225-197-1 of the French Commercial Code;

3.	Decides that the Board of Directors shall determine the conditions and, where appropriate, the criteria for allocation of the shares;

4.	Decides that the total number of shares freely allocated is fixed at two hundred thousand shares (200,000), excluding adjustment of this number in order to take account of the operations necessary for preserving the rights of the beneficiary. In any event, the number of shares that can be allotted free of charge by the Board by virtue of the present delegation cannot exceed ten percent (10%) of the registered capital existing on the day of the first allocation;

5.	Decides that allocation of the shares to the French fiscal resident beneficiaries will be definitive only on expiry of a minimum acquisition period of two (2) years and that the minimum duration of the beneficiary’s obligation of conservation at the end of the acquisition period is fixed at two (2) years, the Board of Directors having the option of extending either of the time limits. Nonetheless, the shares will be definitively allocated prior to expiry of this period in the event of disability of the beneficiary corresponding to classification in the second or third of the categories provided for in Article L 341-4 of the French Social Security Code;

6.	decides, in dispensation from the above, that beneficiaries who are not residents of France on the allocation date, for whom the taxable event coincides with the end of the acquisition period, will be allocated the shares definitively on expiry of a minimum acquisition period of four (4) years, except in the event of disability, as stated above. The securities will not then be subject to a holding period.

7.	Takes due cognizance that, concerning the shares to be issued, the present decision will include, at the end of the acquisition period, a capital increase through incorporation of reserves, profits or share premiums in favor of the beneficiaries of said shares and correlative renunciation by the shareholders in favor of said beneficiaries to the part of the reserves, profits or premiums thus incorporated;

8.	Fixes at thirty-eight (38) months, as from the date of the present meeting, the duration of validity of the present authorization;

9.	Delegates all powers to the board of directors in order to implement the present authorization within the limits fixed above and thus determine the effects on the rights of the beneficiaries of the operations modifying the capital or likely to influence the value of the shares to be allotted and realized during the periods of acquisition and conservation; where appropriate, to establish the existence of sufficient reserves and proceed, at the time of each allotment, with transfer to a non-available reserves account of the sums required for paying up the new shares to be allotted; to decide on capital increase(s) through the incorporation of reserves, premiums or profits correlative to the issuance of new shares allotted free of charge; to proceed with acquisitions of the necessary shares by means of offers of sale made to all shareholders proportionally to the number of ordinary shares held by each of them; to take all useful measures for ensuring compliance with the obligation of conservation required of the beneficiaries; and, generally, to do everything, within the scope of the regulations in force, that the implementation of the present authorization will require;

10.	Takes due cognizance of the fact that, in the event that the board of directors should make use of this authorization, it shall inform the ordinary general meeting each year of the operations performed by virtue of the provisions stipulated in articles l. 225-197-1 to l. 225-197-3 of the french commercial code pursuant to the conditions stipulated by article l. 225-197-4 of said code.

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FOURTEENTH RESOLUTION

Modifications of the terms and conditions by which a holder may exercise warrants issued and approved by the Board of Directors on June 24, 2009, as a result of powers delegated by the General Shareholders' Meeting of June 24, 2009

The General Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After hearing the reading of the report by the Board of Directors,

After having acknowledged the decisions of the Special General Meeting of the warrant holders, approving the modification of the terms and conditions of the warrants issued in 2009 (BSA2009),

In accordance with Article L. 228-103 et seq. Of the French Commercial Code,

1.	Decides to grant to the holders of such BSA2009 the right to retain the possibility to exercise their BSA2009 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2009.

2.	Decides, therefore, to modify the conditions for exercise of the BSA2009 resulting from the twelfth resolution of the General Shareholders' Meeting), of June 24, 2009 and issued by the Board of Directors on the same day, as follows:

The fifth paragraph of the twelfth resolution of the General Shareholders' Meeting of June 24, 2009 is replaced by the following paragraph:

"5. Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA2009 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2009»

3.	The remainder of the above-mentioned resolution of the General Shareholders' Meeting of June 24, 2009 remains unchanged.

FIFTEENTH RESOLUTION

Modification of the terms and conditions by which a holder may exercise warrants issued and approved by the Board of Directors on June 25, 2010, as a result of powers delegated by the General Shareholder' Meeting of June 25, 2010.

The General Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After hearing the reading of the report by the Board of Directors,

After having acknowledged the decisions of the Special General Meeting of the warrant holders, approving the modification of the terms and conditions of the warrants issued in 2010 (BSA2010),

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In accordance with Article L. 228-103 et seq. Of the French Commercial Code,

1.	Decides to grant to the holders of such BSA2010 the right to retain the possibility to exercise their BSA2010 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2010.

2.	Decides, therefore, to modify the conditions for exercise of the BSA2010 resulting from the twelfth resolution of the General Shareholders' Meeting), of June 25, 2010 and issued by the Board of Directors on the same day, as follows:

The fifth paragraph of the thirteenth resolution of the General Shareholders' Meeting of June 25, 2010 is replaced by the following paragraph:

"5. Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA2010 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2010»

3.	The remainder of the above-mentioned resolution of the General Shareholders' Meeting of June 25, 2010 remains unchanged.

SIXTEENTH RESOLUTION

Modification of the terms and conditions by which a holder may exercise warrants issued and approved by the Board of Directors on June 24, 2011, as a result of powers delegated by the General Shareholder' Meeting of June 24, 2011

The General Meeting, deliberating under the conditions of quorum and majority required for Extraordinary General Meetings,

After hearing the reading of the report by the Board of Directors,

After having acknowledged the decisions of the Special General Meeting of the warrant holders, approving the modification of the terms and conditions of the warrants issued in 2011 (BSA2011),

In accordance with Article L. 228-103 et seq. Of the French Commercial Code,

1.	Decides to grant to the holders of such BSA2011 the right to retain the possibility to exercise their BSA2011 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2011.

2.	Decides, therefore, to modify the conditions for exercise of the BSA2011 resulting from the twelfth resolution of the General Shareholders' Meeting), of June 24, 2011 and issued by the Board of Directors on the same day, as follows:

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The fifth paragraph of the fourteenth resolution of the General Shareholders' Meeting of June 24, 2011 is replaced by the following paragraph:

"5. Decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within four (4) years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise; being specified that the BSA holders will have the right to retain the possibility to exercise their BSA2011 even if they are no longer a Director of the Company, provided they notify the Company within three (3) months of them no longer being a Director (or, for those holders who are no longer Director as of the present General Shareholders’ meeting, within three (3) months of June 22, 2012) and in paying simultaneously to the Company an additional subscription price of 0.01 euro per BSA2011»

3.	The remainder of the above-mentioned resolution of the General Shareholders' Meeting of June 24, 2011 remains unchanged.

SEVENTEETH RESOLUTION

Issuance of a total of 2,200,000 stock warrants ("bons de souscription d'actions" or "BSA") reserved for Eclat Holdings, LLC or its successor company; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L. 225-138 and L. 228-91 et seq. Of the rench Commercial Code,

After having reminded all that, in connection with the acquisition of Eclat Pharmaceuticals, LLC, a company incorporated under the Laws of the State of Delaware, the Company issued on March 13, 2012 a warrant agreement to Eclat Holdings, LLC that, subject to approval by the Company’s shareholders, gives Eclat Holdings, LLC or any subsequent holder of the warrant the right to purchase, for an exercise price of USD 7.44, 2,200,000 American Depositary Shares ("ADS") of the Company, each ADS representing one ordinary share, for a term of up to six years from its date of issuance (or seven years if shareholder approval is not obtained by March 13, 2014),

1.	Authorizes, for the purposes of the issuance of the ordinary shares underlying these ADS to be issued in case of exercise of this warrant, the issuance of 2,200,000 stock warrants (BSA) , in accordance with the conditions as determined by the warrant agreement, and the creation of the corresponding ordinary shares;

2.	Decides to cancel the preferential right of subscription attributed to the shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of these 2,200,000 stock warrants (BSA) to Eclat Holdings, LLC or any subsequent holder of the warrants;

3.	Acknowledges that the issuance of the warrant forms part of the consideration relative to the acquisition of Eclat Pharmaceuticals, LLC, and no subscription price will be received when the stock warrants (BSA) are granted;

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4.	Decides that each of the 2,200,000 stock warrants (BSA) will give its holder, either Eclat Holdings, LLC or any subsequent holder of the warrant, the right to subscribe to one (1) ordinary share of the Company for the price of USD7.44. This price will have to be fully paid up on exercise either in cash or by off-set against outstanding receivables, as provided by the warrant agreement; nevertheless the holder may exercise the stock warrants (BSA) without payment in certain circumstances, such that the number of ordinary shares to be issued will be reduced in accordance to the equivalent amount of the positive difference between the stock price of the ADS of the Company on the NASDAQ Global Market and the exercise price, and calculated according to the modalities provided by section 3 (ii) of the warrant agreement.

5.	Decides that the exercise of the warrants takes place exclusively on receipt by the Company, at any time, of an official notification of exercise of the warrant in advance by Eclat Holdings, LLC or any subsequent holder of the said warrant, in accordance with the terms and conditions of the warrant agreement, for a total number of stock warrants (BSA) corresponding to the number of ADS for which Eclat Holdings, LLC or any subsequent holder of the warrant will have exercised the warrant.

6.	Decides that each warrant shall have a term of six (6) years from the issuance date of the warrant, or seven (7) years from the date of issuance if shareholder approval is not obtained prior to March 13, 2014. If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the stock warrants (BSA) and the attached right to subscribe will automatically be void and null;

7.	Decides that each stock warrant (BSA) shall be freely transferable, in whole or in part, subject to the prior and regular assignment and registration of the warrant;

8.	Decides, as necessary, that all other terms and conditions of exercise of the stock warrants (BSA) as well as all other rights and obligations of their holder or the Company shall be, mutatis mutandis, identical to the conditions of exercise of such warrant as well as the rights and obligations of the holder of the warrant or the Company, as provided by such warrant agreement and subject, as the case may be, to applicable laws;

9.	Decides that the subscription period of such stock warrants (BSA) will be open starting from the date of this General Shareholders’ Meeting and until December 31, 2012;

10.	Decides that, upon issuance of the stock warrants (BSA), the Company shall be entitled to modify its form or its business purpose, modify the rules regarding the distribution of its profits, redeem its capital, create preferred shares resulting in such a change or redemption, subject, as the case may be, to meeting the obligations of the warrant agreement and Article L. 228-99, 1° and 3°, excluding 2°, of the French Commercial Code;

11.	Decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the holders of the stock warrants (BSA) pursuant to the provisions of Article L. 228-99, 1° and 3°, excluding 2°, of the French Commercial Code;

12.	Decides that, in the case of a capital reduction, whether or not motivated by losses, and conducted through either a decrease of the shares' value of or a decrease of the shares' number, the rights of the holders of the stock warrants (BSA) will be decreased accordingly as if they had been exercised before the date on which the capital decrease has become final;

13.	Consequently and in accordance with the provisions of Article L. 228-91 of the French Commercial Code, authorizes the issuance of a maximum of two million two hundred thousand (2,200,000) new ordinary shares of an approximate nominal value of EUR 0.12196 each to which the exercise of the stock warrants (BSA) will give rise, that is a capital increase of an approximate maximum nominal amount of EUR 268,312.00

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14.	Decides that the new shares remitted to the subscriber on exercise of the stock warrants (BSA) will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their issuance;

15.	Acknowledges that, in accordance with Article L. 225-132 paragraph 6 of the French Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the stock warrants (BSA), for the benefit of the holder(s) of the above-mentioned 2,200,000 stock warrants (BSA);

16.	Acknowledges that such stock warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the French Commercial Code;

17.	Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

-	to issue the stock warrants (BSA) for the benefit of Eclat Holdings, LLC,

-	to gather the subscriptions to the stock warrants (BSA) by Eclat Holdings, LLC,

-	to order early closing of the subscription or extend it, depending on the case,

-	to record the number of shares issued due to exercise of the stock warrants (BSA), to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

-	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon exercise of any of the stock warrants (BSA),

-	to take any steps to ensure protection of the holder(s) of stock warrants (BSA) in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and

-	generally, to take all steps and to carry out all formalities that are useful in connection with the present issuance.

EIGHTEENTH RESOLUTION

Issuance of a total of 1,100,000 ("bons de souscription d'actions" or "BSA") reserved for Eclat Holdings, LLC or its successor company; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L. 225-138 and L. 228-91 et seq. Of the French Commercial Code,

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Translated from French

After having reminded all that, in connection with the acquisition of Eclat Pharmaceuticals, LLC, the Company issued on March 13, 2012 a warrant agreement to Eclat Holdings, LLC that, subject to approval by the Company’s shareholders, gives Eclat Holdings, LLC or any subsequent holder of the warrant the right to purchase, for an exercise price of USD 11.00, 1,100,000 American Depositary Shares ("ADS") of the Company, each ADS representing one ordinary share, for a term of up to six years from its date of issuance (or seven years if shareholder approval is not obtained by March 13, 2014),

1.	Authorizes, for the purposes of the issuance of the ordinary shares underlying these ADS to be issued in case of exercise of this warrant, the issuance of 1,100,000 stock warrants (BSA), in accordance with the conditions as determined by the warrant agreement, and the creation of the corresponding ordinary shares;

2.	Decides to cancel the preferential right of subscription attributed to the shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of these 1,100,000 stock warrants (BSA) to Eclat holdings, LLC or any subsequent holder of the warrants;

3.	Acknowledges that the issuance of the warrant forms part of the consideration relative to the acquisition of Eclat Pharmaceuticlas, LLC and no subscription price will be received when the stock warrants (BSA) are granted;

4.	Decides that each of the 1,100,000 stock warrants (BSA) will give its holder, either Eclat Holdings, LLC or any subsequent holder of the warrant, the right to subscribe to one (1) ordinary share of the Company for the price of USD11.00. This price will have to be fully paid up on exercise either in cash or by off-set against outstanding receivables, as provided by the warrant agreement; nevertheless the holder may exercise the stock warrants (BSA) without payment in certain circumstances, such that the number of ordinary shares to be issued will be reduced in accordance to the equivalent amount of the positive difference between the stock price of the ADS of the Company on the NASDAQ Global Market and the exercise price, and calculated according to the modalities provided by section 3 (ii) of the warrant agreement.

5.	Decides that the exercise of the warrants takes place exclusively on receipt by the Company, at any time, of an official notification of exercise of the warrant in advance by Eclat Holdings, LLC or any subsequent holder of the said warrant, in accordance with the terms and conditions of the warrant agreement, for a total number of stock warrants (BSA) corresponding to the number of ADS for which Eclat Holdings, LLC or any subsequent holder of the warrant will have exercised the warrant.

6.	Decides that each warrant shall have the same term as the one of the warrant, namely six (6) years from the issuance date of the warrant (or seven (7) years from the issuance date if shareholder approval is not obtained by March 13, 2014). If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the stock warrants (BSA) and the attached right to subscribe will automatically be void an null;

7.	Decides that each stock warrant (BSA) shall be freely transferable, in whole or in part, subject to the prior and regular assignment and registration of the warrant;

8.	Decides, as necessary, that all other terms and conditions of exercise of the stock warrants (BSA) as well as all other rights and obligations of their holder or the Company shall be, mutatis mutandis, identical to the conditions of exercise of such warrant as well as the rights and obligations of the holder of the warrant or the Company, as provided by such warrant agreement and subject to applicable laws;

9.	Decides that the subscription period of such stock warrants (BSA) will be open starting from the date of this General Shareholders’ Meeting and until December 31, 2012;

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Translated from French

10.	Decides that, upon issuance of the stock warrants (BSA), the Company shall be entitled to modify its form or its business purpose, modify the rules regarding the distribution of its profits, redeem its capital, create preferred shares resulting in such a change or redemption, subject, as the case may be, to meeting the obligations of the said warrant agreement and Article L. 228-99, 1° and 3°, excluding 2°, of the French Commercial Code.

11.	Decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the holders of the stock warrants (BSA) pursuant to the provisions of Article L. 228-99, 1° and 3°, excluding 2°, of the French Commercial Code;

12.	Decides that, in the case of a capital reduction, whether or not motivated by losses, and conducted through either a decrease of the shares' value of or a decrease of the shares' number, the rights of the holders of the stock warrants (BSA) will be decreased accordingly as if they had been exercised, before the date on which the capital decrease has become final;

13.	Consequently and in accordance with the provisions of Article L. 228-91 of the French Commercial Code, authorizes the issuance of a maximum of one million one hundred thousand (1,100,000) new ordinary shares of an approximate nominal value of EUR 0.12196 each to which the exercise of the stock warrants (BSA) will give rise, that is a capital increase of an approximate maximum nominal amount of EUR 134,156.00;

14.	Decides that the new shares remitted to the subscriber on exercise of the stock warrants (BSA) will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their issuance;

15.	Acknowledges that, in accordance with Article L. 225-132 paragraph 6 of the French Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the stock warrants (BSA), for the benefit of the holder(s) of the above-mentioned 1,100,000 stock warrants (BSA);

16.	Acknowledges that such stock warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the French Commercial Code;

17.	Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

-	to issue the stock warrants (BSA) for the benefit of Eclat Holdings, LLC,

-	to gather the subscriptions to the stock warrants (BSA) by Eclat Holdings, LLC,

-	to order early closing of the subscription or extend it, depending on the case,

-	to record the number of shares issued due to exercise of the stock warrants (BSA), to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

-	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon exercise of any of the stock warrants (BSA),

-	to take any steps to ensure protection of the holders of stock warrants (BSA) in case of a financial operation concerning the Company, this pursuant to the legal and regulatory provisions in effect, and

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Translated from French

-	generally, to take all steps and to carry out all formalities that are useful in connection with the present issue.

NineTENTH RESOLUTION

Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up,

In accordance with the provisions of Articles L. 225-129, L. 225-129-1, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Article L. 3332-18 et seq. Of the French Labor Code,

1.	Authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (“Plan Epargne entreprise”), to members of a company sponsored saving plan, as provided for in Article L. 3332-18 et seq. Of the Labor Code, for employees of the Company or its affiliates, as defined under Article L. 225.180 of the French Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

2.	Decides to cancel, in favor of those Group Employees, the preferential subscription rights of the shareholders set forth in Article L. 225-132 of the French Commercial Code, to the shares to be issued under this resolution;

3.	Decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

4.	Decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization;

5.	Decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L. 3332-18 of the French Labor Code;

6.	Decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

7.	Acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.

Twentieth RESOLUTION

Powers for formalities.

The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an extract or a copy hereof, in order to effect all publication, filing and other formalities required by law.

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